Osprey Technology Acquisition Corp.

1845 Walnut Street, 10th Floor

Philadelphia, PA 19103

October 28, 2019

VIA EDGAR

Katherine Bagley

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Osprey Technology Acquisition Corp. Registration Statement on Form S-1 Filed October 11, 2019, as amended File No. 333-234180

Dear Ms. Bagley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Osprey Technology Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM EDT on October 30, 2019, or as soon as practicable thereafter.

Very truly yours,

/s/ David DiDomenico
David DiDomenico President and Chief Executive Officer

cc: Skadden, Arps, Slate, Meagher & Flom LLP